02040948

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC MAIL PROCESSING
RECEIVED
JUL 1 2002
WASH. D.C. 1057 SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________ to ________.

Commission File Number: 2-~~39822~~ 1-06605

A. Full title of the plan and address of the plan, if different from that of the issuer named below: Equifax Inc. Employees 401(k) Retirement and Savings Plan.

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office: Equifax Inc., 1550 Peachtree Street, N.W., Atlanta, Georgia 30309.

PROCESSED
JUL 08 2002
THOMSON
FINANCIAL P

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Equifax Inc. Employees 401(k)
Retirement and Savings Plan

As of December 31, 2001 and 2000 and year ended December 31, 2001
with Report of Independent Auditors

0205-0301193

Equifax Inc. Employees 401(k) Retirement and Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000
and year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

To the Plan Administrator
Equifax Inc. Employees 401(k)
Retirement and Savings Plan

We have audited the accompanying statement of net assets available for benefits of Equifax Inc. Employees 401(k) Retirement and Savings Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 24, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Pension, Thrift, and Group Plans Investment
and Administrative Committee of Equifax Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the **EQUIFAX INC. EMPLOYEES 401(k) RETIREMENT AND SAVINGS PLAN** as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
May 18, 2001

This is a <u>copy</u> of a report previously issued by Arthur Andersen LLP. That report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this filing.

Equifax Inc. Employees 401(k) Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$176,546,177**	$206,654,067
Participant contribution receivables	**297,868**	521,540
Other receivables	**1,678**	14,094
Total assets	**176,845,723**	207,189,701
Liabilities		
Due to broker for purchase of securities	**–**	(7,808)
Other liabilities	**(382)**	(14,676)
Total liabilities	**(382)**	(22,484)
Net assets available for benefits	**$176,845,341**	$207,167,217

See accompanying notes.

Equifax Inc. Employees 401(k)
Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Investment income:	
Interest and dividends	$ 3,213,731
Net appreciation in fair value of investments	25,554,769
Total investment income	28,768,500
Contributions:	
Participant	11,912,191
Employer	2,999,308
Rollovers from qualified plans	979,705
Total contributions	15,891,204
Total additions	44,659,704
Deductions	
Plan-to-plan transfers	(46,777,814)
Distributions to participants	(28,203,766)
Total deductions	(74,981,580)
Net decrease	(30,321,876)
Net assets available for benefits:	
Beginning of year	207,167,217
End of year	$176,845,341

See accompanying notes.

Equifax Inc. Employees 401(k)
Retirement and Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

General

The following brief description of the Equifax Inc. Employees 401(k) Retirement and Savings Plan (the "Plan") is provided for informational purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended. All U.S. salaried employees of the participating companies of Equifax Inc. and its subsidiaries (the "Company") are eligible to participate in the Plan upon hire.

In October 2000, the Board of Directors of the Company announced its intent to spin off its payment services division into a separate publicly traded company with its own management and Board of Directors (the "Distribution"). This Distribution occurred on July 7, 2001 and was accomplished by transferring the assets, liabilities, and stock of the businesses that comprised the payment services division to Certegy Inc. ("Certegy") and then distributing all of the shares of common stock to Equifax's shareholders. In conjunction with the Distribution, Certegy formed the Certegy Inc. 401(k) Plan and the Plan transferred the participant account balances of Certegy employees to the Certegy Inc. 401(k) Plan. In conjunction with the transfer of assets to the Certegy Inc. 401(k) Plan, the Company transferred approximately $785,000 in unallocated Company contributions which will be utilized to reduce the cash required by Certegy to fund employer matching contributions for the 2001 Plan year. Effective with the Distribution, employees of Certegy are no longer eligible for participation in the Plan.

In addition, resultant from the Distribution, participants in the Plan received one share in the newly created Certegy stock fund for every two shares he/she owned in the Equifax Stock Fund at the time of the Distribution. The Certegy stock fund is a frozen investment option and participants are not permitted to make additional investments into this fund.

1. Description of the Plan (continued)

Contributions

Each participant may make basic contributions from 1% to 6% of his/her total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis. In addition to basic contributions, each non-highly compensated participant may elect to make supplemental contributions of 7% to 20% of gross pay (2% limit for highly compensated participants increased to 4% effective January 1, 2002) on a pretax or an after-tax basis through payroll deductions, subject to certain limits.

The Plan requires the Company to make minimum annual contributions of 100% of the first 2% of salary contributed by participants during the Plan year. The match on the remaining basic contributions is discretionary and for the 2001 Plan year was 25%. Supplemental contributions are not matched. Matching contributions are net of any in-service after-tax withdrawals, without regard to lump-sum cash contributions and roll-over contributions, either deposited or withdrawn. Employer contributions shall not exceed the maximum amount which, together with employer contributions to the Equifax Inc. U.S. Retirement Income Plan for a Plan year, is deductible under the Internal Revenue Code (the "Code") or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement or disability.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined as of the end of the Plan year. Earnings on these deposits are accumulated and may be used to reduce the cash required for the company contribution. For the year ended December 31, 2001, earnings totaled approximately $696,000. At December 31, 2001 and 2000, unallocated contributions and earnings totaled approximately $3,042,000 and $4,722,000, respectively.

1. Description of the Plan (continued)

Vesting

Participants' and Company contributions and earnings thereon are at all times vested with such participants.

Administration

The trustee of the Plan is Fidelity Management Trust Company ("Trustee"). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee is appointed by the Company's board of directors and oversees the Plan's operations.

Investment Options

The participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates as well as one collective trust. In addition, the participants may elect to invest their contributions in Equifax Inc. common stock through a unitized fund, the Equifax Stock Fund ("ESF"), which includes an investment in a money market fund for liquidity purposes. Prior to August 2000, all employer contributions were made to the ESF and could not be moved to other investment options. The Plan was amended during August 2000 to permit each participant to direct the investment of all employer contributions after the initial investment into the ESF. The balances in the Certegy stock fund are frozen to which no further contributions can be made.

Direct exchanges between the Money Market Fund and the Managed Income Portfolio are not allowed. An exchange must be made to a noncompeting fund for 90 days.

1. Description of the Plan (continued)

Benefits

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59½. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant 100% of the participant's account balance. This lump-sum distribution is payable in cash, company common stock, or a combination of the two at the participant's election.

If a participant's account balance is less than $5,000 upon retirement or termination, a distribution of the participant's account will be made automatically.

The after-tax portion of a participant's account balance is available for withdrawal at any time. In-service withdrawals of the company-matching portion of a participant's account are not allowed.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's earnings (losses), company contributions, and the participant's contributions. Allocations of earnings (losses) are based on relative account balances and investment elections, as defined.

Loans to Participants

The Plan permits loans to be made to participants. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant's account balance but not exceeding $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

1. Description of the Plan (continued)

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time. In the event of the Plan's termination, the Trustee shall determine as of the termination date the value of the account balance of each participant, former participant, and beneficiary. Each such account balance shall become fully vested. The Trustee shall then make a distribution in a time and manner solely determined by the board of directors of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the Company. The expenses for administration include the fees and expenses of the Plan's Trustee.

2. Summary of Significant Accounting Policies (continued)

Valuation of Plan Investments

Investments of the Plan, except the Managed Income Portfolio, are carried at fair value as determined by quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest which approximates fair value.

The Managed Income Portfolio is a collective trust which invests in guaranteed investment contracts and synthetic investment contracts. The collective trust's investment in these contracts and is valued at estimated fair value as determined by the Trustee.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets as of December 31 follows:

2001	
Equifax Inc. common stock	**$51,795,903**
Fidelity Managed Income Portfolio	**11,775,832**
Spartan® U.S. Equity Index Fund	**22,376,540**
Fidelity Asset Manager: Growth	**9,923,538**
Fidelity Retirement Government Money Market Portfolio:	
Participant-directed	**8,365,242**
Nonparticipant-directed	**3,042,000**
Certegy Inc. common stock	**36,319,807**
2000	
Equifax Inc. common stock	83,083,791
Fidelity Managed Income Portfolio	13,900,266
Spartan® U.S. Equity Index Fund	35,646,133
Fidelity Asset Manager: Growth	15,134,253
Fidelity Retirement Government Money Market Portfolio	12,285,118

3. Investments (continued)

The net appreciation (depreciation) in the fair value of investments as determined by quoted market prices for the year ended December 31, 2001 is as follows:

Common stock:	
Equifax Inc.	**$31,005,242**
Certegy Inc.	**4,139,268**
Registered investment companies	**(9,589,741)**
	$25,554,769

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1999 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Plan management believes that the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, is qualified and the related trust tax exempt.

5. Related-Party Transactions

All transactions in the Equifax common stock held within the ESF are related-party transactions. The Plan held approximately 2,020,000 and 2,896,000 shares of Equifax common stock at December 31, 2001 and 2000, respectively.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and collective trust prior to any fund and/or trust being allocated investment earnings or losses.

Supplemental Schedule

Equifax Inc. Employees 401(k) Retirement and Savings Plan

EIN: 58-0401110 Plan Number: 003
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Equifax Inc.	Common stock, 2,020,121 shares	(1)	$ 51,795,903
	Certegy Inc.	Common stock, 1,061,362 shares	(1)	36,319,807
	Common/Collective Trust Funds:			
*	Fidelity Investments	Fidelity Managed Income Portfolio, 11,775,832 units	(1)	11,775,832
	Money Market Funds:			
*	Fidelity Investments	Fidelity Institutional Cash Portfolio, 1,101,034 shares	(1)	1,101,034
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio:		
		Participant-directed, 8,365,242 shares	(1)	8,365,242
		Nonparticipant-directed, 3,042,000 shares	$3,042,000	3,042,000
	Shares of registered investment companies:			
*	Fidelity Investments	Spartan® U.S. Equity Index Fund, 550,603 shares	(1)	22,376,540
*	Fidelity Investments	Fidelity U.S. Bond Index Fund, 272,840 shares	(1)	2,946,681
*	Fidelity Investments	Fidelity Asset Manager™, 445,960 shares	(1)	6,912,382
*	Fidelity Investments	Fidelity Asset Manager: Income, 124,042 shares	(1)	1,405,402
*	Fidelity Investments	Fidelity Asset Manager: Growth, 692,018 shares	(1)	9,923,538
*	Fidelity Investments	Fidelity Value Fund, 71,376 shares	(1)	3,676,587
*	Fidelity Investments	Fidelity Low-Priced Stock Fund, 151,924 shares	(1)	4,165,765
	American Funds	American Advantage International Equity Fund, 1,444 shares	(1)	20,451
	Morgan Stanley Institutional Funds	MSDW Equity Institutional Fund, 4,155 shares	(1)	70,971
	MAS Funds	MAS Mid-Cap Growth Portfolio, 21,675 shares	(1)	372,608

Equifax Inc. Employees 401(k) Retirement and Savings Plan

EIN: 58-0401110 Plan Number: 003
Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Strong Funds	Strong Government Securities Fund, 61,696 shares	(1)	$ 665,707
	Warburg Pincus Funds	Warburg Pincus Capital Appreciation Fund, 68,905 shares	(1)	1,232,718
	PIMCO Funds	PIMCO Total Return Fund, 59,587 shares	(1)	623,282
	INVESCO Funds Group	INVESCO Equity Income Fund, 138,806 shares	(1)	1,674,010
*	Fidelity Investments	Fidelity Fund, 4,187 shares	(1)	120,925
*	Fidelity Investments	Fidelity Equity Income Fund, 8,032 shares	(1)	391,721
*	Fidelity Investments	Fidelity Aggressive Growth Fund, 155,935 shares	(1)	2,965,890
*	Fidelity Investments	Fidelity Diversified International Fund, 48,762 shares	(1)	930,393
*	Fidelity Investments	Fidelity Dividend Growth Fund, 19,821 shares	(1)	561,540
*	Fidelity Investments	Fidelity Freedom Income Fund®, 3,280 shares	(1)	35,853
		Fidelity Freedom 2000 Fund®, 11,847 shares	(1)	136,481
		Fidelity Freedom 2010 Fund®, 35,844 shares	(1)	451,996
		Fidelity Freedom 2010 Fund®, 19,676 shares	(1)	247,528
		Fidelity Freedom 2010 Fund®, 11,507 shares	(1)	144,536
*	Fidelity Investments	Spartan® International Index Fund, 1,037 shares	(1)	25,354
*	Fidelity Investments	Fidelity Freedom 2040 Fund^{SM}, 8,399 shares	(1)	62,085
			(1)	
	Participant Loans	Varying maturities and interest rates from 7.0% to 10.5%		2,005,415
				$176,546,177

* Represents a party-in-interest.

(1) Cost information has not been included in column (d) because certain investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUIFAX INC. 401(K) RETIREMENT AND SAVINGS PLAN

Date: June ___, 2002

By: /s/ Philip J. Mazzilli
Philip J. Mazzilli
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	
1	Written Consent of Independent Public Accountants
2	Notice Regarding Consent Of Arthur Andersen LLP

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

EXHIBIT I

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-04583) pertaining to the Employees 401(k) Retirement and Savings Plan of Equifax Inc. of our report dated June 24, 2002, with respect to the financial statements of the Equifax Inc. Employees 401(k) Retirement and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Atlanta, Georgia
June 24, 2002

EXHIBIT 2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

On March 27, 2002, the Plan appointed Ernst & Young LLP to replace Arthur Andersen LLP as the independent auditor of the Equifax Inc. 401(k) Retirement And Savings Plan. Prior to the date of this Form 11-K (which is incorporated by reference into Equifax Inc.'s filing on Form S-8 No. 333-04583), the Arthur Andersen partners who reviewed the most recent audited financial statements of the Equifax Inc. 401(k) Retirement and Savings Plan (the Plan) as of December 31, 2001 and for the year then ended have resigned from Arthur Andersen. As a result, after reasonable efforts, the Plan has been unable to obtain Arthur Andersen's written consent to the incorporation by reference into the Equifax Inc. filing on Form S-8 No. 333-04583 of its audit report with respect to the Plans' financial statements as of December 31, 2001 and for the year then ended. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K without a written consent from Arthur Andersen. Accordingly, Arthur Andersen will not be liable to you under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued report into Equifax Inc.'s filing on Form S-8 No. 333-04583. The Company believes, however, that other persons who are liable under Section 11(a) of the Securities Act, including the Company's officers and directors, may still rely on Arthur Andersen's audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.